Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated July 18, 2008

Units
100% Principal Protected Notes
Linked to the Exchange Rate of European Union euros per One Russian ruble due March , 2010
$10 principal amount per unit
Term Sheet No.

Merrill Lynch & Co., Inc.

Expected Pricing Date*	August , 2008
Settlement Date*	August , 2008
Maturity Date*	March , 2010
CUSIP No.	

100% Principal Protected Notes

- 90% to 125% participation in increases in the exchange rate of European Union euros per Russian ruble
- A maturity of approximately 18 months
- 100% principal protection at maturity
- No periodic interest payments
- No listing on any securities exchange

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together, the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement SCURR-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.10 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in August or September 2008, the settlement date may occur in August or September 2008 and the maturity date may occur in February or March 2010. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

August     , 2008

Summary

The 100% Principal Protected Notes Linked to the Exchange Rate of European Union euros per One Russian ruble due

March     , 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 90% to 125% Participation Rate in increases in the Exchange Rate of European Union euros per Russian ruble from the Starting Value of the Exchange Rate on the Pricing Date, to the Ending Value of the Exchange Rate to be determined on the Valuation Date shortly prior to the maturity date of the Notes. The Exchange Rate increases as the value of the Russian ruble increases relative to the European Union euro and decreases as the value of the Russian ruble decreases relative to the European Union euro. Investors must be willing to forego interest payments on the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the maturity date, you will receive a cash payment per unit, denominated in U.S. dollars, equal to the Redemption Amount. If the value of the Exchange Rate is unchanged or decreases from the Starting Value to the Ending Value, you will receive only the Minimum Redemption Amount per unit.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and the percentage change in the value of the Exchange Rate, and will be determined as set forth below:

Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, assuming a Participation Rate of 107.5%, the midpoint of the range of 90% to 125%, a Base Value of $10.00 and a Minimum Redemption Amount of $10.00. The blue line reflects the hypothetical Redemption Amount of the Notes while the dotted gray line reflects the performance of the Exchange Rate.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a hypothetical Starting Value of 0.0271 European Union euros per Russian ruble, the Exchange Rate, as reported by Bloomberg, L.P. (“Bloomberg”), on July 11, 2008 (rounded to four decimal places), and a Participation Rate equal to 107.5%, the midpoint of the range of 90% and 125%.

Example 1—The hypothetical Ending Value is 20% less than the hypothetical Starting Value:

Hypothetical Starting Value: 0.0271 European Union euros per Russian ruble

Hypothetical Ending Value:  0.0217 European Union euros per Russian ruble

Redemption Amount (per unit) = $10.00         (The Redemption Amount cannot be less the Minimum Redemption Amount of $10.00 per unit)

Example 2—The hypothetical Ending Value is 5% greater than the hypothetical Starting Value:

Hypothetical Starting Value: 0.0271 European Union euros per Russian ruble

Hypothetical Ending Value:  0.0285 European Union euros per Russian ruble

$10 +	$10	× 107.5% ×	(0.0285 – 0.0271)	= $10.54
0.0271

Redemption Amount (per unit) = $10.54         (rounded to two decimal places)

Example 3—The hypothetical Ending Value is 15% greater than the hypothetical Starting Value:

Hypothetical Starting Value: 0.0271 European Union euros per Russian ruble

Hypothetical Ending Value:  0.0312 European Union euros per Russian ruble

$10 +	$10	× 107.5% ×	(0.0312 – 0.0271)	= $11.61
0.0271

Redemption Amount (per unit) = $11.61        (rounded to two decimal places)

The following table illustrates, for a hypothetical Starting Value of 0.0271 European Union euros per Russian ruble (the Exchange Rate, as reported by Bloomberg, on July 11, 2008 and rounded to four decimal places) and a range of hypothetical Ending Values of the Exchange Rate:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes; and
▪	the pretax annualized rate of return to holders of the Notes.

The table below assumes a Participation Rate of 107.5%, the midpoint of the range of 90% and 125%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final term sheet made available in connection with the sales of the Notes.

Hypothetical Ending Value	Percentage Change From the Hypothetical Starting Value to the Hypothetical Ending Value	Total Amount Payable at Maturity per Note	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes (1)
0.0136	-50%	$10.00	0.00%	0.00%
0.0149	-45%	$10.00	0.00%	0.00%
0.0163	-40%	$10.00	0.00%	0.00%
0.0176	-35%	$10.00	0.00%	0.00%
0.0190	-30%	$10.00	0.00%	0.00%
0.0203	-25%	$10.00	0.00%	0.00%
0.0217	-20%	$10.00	0.00%	0.00%
0.0230	-15%	$10.00	0.00%	0.00%
0.0244	-10%	$10.00	0.00%	0.00%
0.0257	-5%	$10.00	0.00%	0.00%
0.0271 (2)	0%	$10.00 (3)	0.00%	0.00%
0.0285	5%	$10.54	5.38%	3.51%
0.0298	10%	$11.08	10.75%	6.91%
0.0312	15%	$11.61	16.13%	10.20%
0.0325	20%	$12.15	21.50%	13.39%
0.0339	25%	$12.69	26.88%	16.48%
0.0352	30%	$13.23	32.25%	19.49%
0.0366	35%	$13.76	37.63%	22.42%
0.0379	40%	$14.30	43.00%	25.27%
0.0393	45%	$14.84	48.38%	28.06%
0.0407	50%	$15.38	53.75%	30.77%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 18, 2008 to January 19, 2010, a term that is expected to be similar to that of the Notes.

(2)	This is the hypothetical Starting Value, the Exchange Rate, as reported by Bloomberg, on July 11, 2008 (rounded to four decimal places). The actual Starting Value will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the Notes.

(3)	The amount you receive on the maturity date will not be less than $10.00 per unit.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Participation Rate and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate.

▪	The return on your Notes depends on the value of the Exchange Rate, which is affected by many complex factors outside of our control.

▪	Even though currency trades around-the-clock, your Notes will not trade around-the-clock and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Amounts payable on the Notes may be limited by state law.

▪	Potential conflicts of interest could arise.

Additional Risk Factor

If the Participation Rate is less than 100%, any positive return on your Notes will be less than the return on a direct investment in the Exchange Rate

In the event the Participation Rate is less than 100%, if the Ending Value is greater than the Starting Value, any positive return on your Notes will be less than the return you would have received if you had invested directly in the Exchange Rate because you will participate in less than 100% of the increase in the Exchange Rate.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the value of the Exchange Rate will increase sufficiently from the Starting Value to the Ending Value to provide you with your desired return.

▪	You accept that you may only receive your original investment amount if the value of the Exchange Rate is unchanged or decreases from the Starting Value to the Ending Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the value of the Exchange Rate will decrease from the Starting Value to the Ending Value or that the value of the Exchange Rate will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Exchange Rate

The Exchange Rate of European Union euros per Russian ruble

The “Exchange Rate” is the currency exchange rate in the interbank market quoted as the number of European Union euros for which one Russian ruble can be exchanged, the inverse of the value of the exchange rate of Russian rubles per European Union euro as reported by Reuters on page ECB37 under “RUB”, or any substitute page thereto, at approximately 2:15 p.m. in Frankfurt, Germany. The Exchange Rate increases as the value of the Russian ruble increases relative to the European Union euro and decreases as the value of the Russian ruble decreases relative to the European Union euro.

If the Exchange Rate is not so quoted on page ECB37 under “RUB”, or any substitute page thereto, then the Exchange Rate used to determine the Starting Value or the Ending Value, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., London time, on the relevant date for the purchase or sale for deposits in the Russian ruble by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., London time, on the relevant date from two leading commercial banks in London (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Russian ruble. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., London time, on the relevant date.

The following graph sets forth the monthly historical performance of the Exchange Rate in the period from January 2003 through June 2008. This historical data on the Exchange Rate is not necessarily indicative of the future performance of the Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the level of the Exchange Rate during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time over the term of the Notes. On July 11, 2008, the Exchange Rate as reported by Bloomberg was 0.0271 European Union euros per Russian ruble (rounded to four decimal places).

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement SCURR-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement SCURR-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General.    The Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals.    Each year, a U.S. Holder of a Note will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. will have established this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. This estimated yield will not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the Minimum Redemption Amount of $10.00 per unit.

Sale or Exchange of the Notes.    Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Hypothetical Table.    The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of eighteen months for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 4.83% per annum (compounded semi-annually)) as established by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if they had been issued on July 15, 2008, and were scheduled to mature on January 15, 2010. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be established by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final Term Sheet delivered to investors in connection with the initial sale of the Notes.

Hypothetical Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
July 15, 2008 through January 15, 2009	$0.2437	$0.2437
January 16, 2009 through July 15, 2009	$0.2477	$0.4914
July 16, 2009 through January 15, 2010	$0.2536	$0.7450

Hypothetical Projected Redemption Amount = $10.7450 per unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement SCURR-1.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement SCURR-1 dated May 28, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508123383/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.